ENTREMED, INC.
9640 Medical Center Drive
Rockville, Maryland 20850
June 20, 2008
BY FACSIMILE AND EDGAR
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549 — 0309
Re: Registration Statement on Form S-3
EntreMed, Inc.
File No. 333-151542
Ladies and Gentlemen:
     EntreMed, Inc. (the “Company”) hereby requests acceleration of the effective date of the above referenced registration statement to 5:00 p.m. on June 23, 2008 or as soon thereafter as practicable.
     The Company confirms that it is aware of its responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of securities specified in the above referenced registration statement. In addition, the Company acknowledges that:
•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

Securities and Exchange Commission
June 20, 2008

•	the Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,
/s/ Dane Saglio
Dane Saglio
Chief Financial Officer